September 9, 2008	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Activision, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008

                                               Filed May 30, 2008

                                               No. 001-15839

Dear Mr. Kronforst:

We are in receipt of the letter, dated July 24, 2008, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K (the “10-K”) for Activision, Inc. (now known as Activision Blizzard, Inc., the “Company”).  We are responding to the Staff’s comments as set forth below.  Our responses are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.                                       We note that you have included on the facing page of the Form 10-K the file number 0-12699 when the file number currently assigned to you in EDGAR is 1-15839.  Please confirm that your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Response:  Our understanding is that:  (1) the Company was initially assigned the file number of 0-12699 when it registered its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (2) when the Company filed a Registration Statement on Form 8-A on April 19, 2000 relating to its preferred stock purchase rights, the EDGAR system automatically generated and assigned to the Company the new file number 1-15839 and (3) since April 2000, the Company’s CIK number has been associated with the file number 1-15839 so that all the Company’s filing subsequent to that date appear on EDGAR under the 1-15839 number.  In light of this, going forward, the Company intends to use the 1-15839 file number in all its Exchange Act reports.

Business, page 3

2.                                       You state on page 9 that on a worldwide basis, your largest customers, Wal-Mart and GameStop, accounted for approximately 14% and 13%, respectively, of consolidated net revenues for the fiscal year ended March 31, 2008.  To the extent you have contractual agreements with these customers, please tell us what consideration you gave to filing the agreements as exhibits to the registration statement pursuant to Item 60l(b)(10)(ii)(B) of Regulation S-K.

Response:  Pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.”

The Company sells its products to Wal-Mart pursuant to individual purchase orders placed by Wal-Mart and sells its products to GameStop pursuant to individual purchase orders placed by GameStop.  There is also a “Business Terms and Conditions” agreement with GameStop addressing certain basic commercial terms that was originally entered into in 2003, but that agreement has been effectively superseded in all material respects by purchase orders and business practices.  The Wal-Mart and GameStop purchase orders are generally standard purchase order arrangements containing basic pricing and delivery terms and none of the purchase orders individually accounted for more than 10% of the Company’s consolidated net revenue for the fiscal year ended March 31, 2008.  The “Business Terms and Conditions” agreement with GameStop addressed payment terms, case pack quantities, and an allowance for defective products.  There is no commitment for Wal-Mart or GameStop to purchase, or for the Company to sell, any minimum level of products. The Company does not believe the purchase orders or the “Business Terms and Conditions” agreement with GameStop are required to be filed as exhibits to the 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which the Company’s business is not substantially dependent and are not within the scope of Items 601(b)(10)(ii)(A), (C) and (D) of Regulation S-K.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

3.                                       We note that your principal executive and financial officers concluded that Activision’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis.  Please confirm, if true, that your principal executive and financial officers also concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure.  In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 307 of Regulation S-K.  Please refer to Rule 13a-15(e) of the Exchange Act.

Response: Beginning with the 10-Q for the quarterly period ended June 30, 2008 that was filed by the Company on August 8, 2008, the Company has revised, and in future filings the Company will revise, its Item 307 disclosure to address both prongs of the definition of disclosure controls and procedures.  For example, in its most recent 10-Q, for the quarterly period ended June 30, 2008, the Company’s disclosure read as follows:

“2) Evaluation of Disclosure Controls and Procedures.

 Our management, with the participation of our Principal Executive Officers and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008, the end of the period covered by this report.  Based on this controls evaluation, and subject to the limitations described above, the Principal Executive Officers and Principal Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our Principal Executive Officers and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosures.”

The Company also confirms that for the fiscal year ended March 31, 2008, its principal executive and financial officers concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act was accumulated and communicated to its management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.                                       Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing activities section of your statements of cash flows.  Refer to paragraph 18 of SFAS 115.

Response: Our investments are all classified as available-for-sale, and therefore recorded at market.  The Company has disclosed the proceeds from sales of available-for-sales securities in note 4 to consolidated financial statements. The Company’s consolidated statements of cash flows has disclosed the aggregate proceeds from sales and maturities of investments combined. The differences between the two disclosed amounts represented proceeds from maturities of investments.  Beginning with the 10-Q for the quarterly period ended June 30, 2008 that was filed by the Company on August 8, 2008, the Company has presented separately, and in future filings the Company will present separately, the proceeds from sales of investments and proceeds from maturities of investments in the consolidated statements of cash flow.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.                                       In fiscal 2008, we note that you began to defer revenue related to the title, Enemy Territory: Quake Wars (PC), based on a determination that this title contained a more-than-inconsequential separate service deliverable for which VSOE does not exist.  We further note that you expect this revenue recognition method to be applied to several additional titles in fiscal 2009.  Please explain to us the criteria used to determine whether deferral is appropriate and refer to the relevant accounting guidance supporting your decision process.  In addition, describe the costs that will be deferred and provide us with the GAAP rationale.

Response:  Activision recognizes revenue from the sale of products in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” and SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition.”  Because the online features and functionality of each game title may vary, we assess the appropriate revenue recognition for each game title individually.  The key considerations in this analysis are: the significance of the development effort and the nature of the online features; the extent of anticipated marketing focus on the online features; the significance of the online features to the customers’ anticipated overall game-play experience; and the significance of the company’s post sale obligations to customers, if any.

Some of our software products provide limited online features at no additional cost to the consumer.  Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable.  Accordingly, we do not defer any revenue related to products containing these limited online features.  The Company has considered SAB No. 104, Section 3 c. “Inconsequential or perfunctory performance obligations”, Question 2, “What factors should be considered in the evaluation of whether a remaining obligation related to a unit of accounting is inconsequential or perfunctory.” Among other factors listed under SAB No. 104, a remaining performance obligation is not inconsequential or perfunctory if failure to complete activities would result in the customer receiving a full or partial refund or rejecting (or having a right to a refund or to reject) the products delivered or services performed to date, or if it is essential to the functionality of the delivered products or services.

The development effort for Enemy Territory: Quake Wars was focused primarily on the online, multi-player functionality. The marketing and communication to the targeted consumers were also focused primarily on the online, multi-player functionality of the title and the online features were considered significant to the customers’ overall game-play experience.  Given these factors, we concluded that the online features and functionality for Enemy Territory: Quake Wars constituted a separate service deliverable that was more than inconsequential. Because we did not have objective evidence of fair value for this service deliverable, all revenue for this title was deferred and recognized over the estimated service period.  We expect this revenue recognition method will be appropriate for several additional titles in our current fiscal year.

With regard to the GAAP rationale to defer costs, the Company has considered Accounting Research Bulletin No. 43 “Restatement and Revision of Accounting Research Bulletins,” Chapter 4, Statement 2, and concluded that inventory costs should be deferred and matched against revenues.  This is consistent with the major objective of properly determining income by matching appropriate inventory costs against revenues.  Inventory costs include the cost of disc manufacturing and the royalties paid to third-party game console manufacturers (e.g., Microsoft, Sony, and Nintendo).

Additionally, capitalized software costs, software royalties, and intellectual property licenses are amortized to cost of sales based on the ratio of current revenues to total projected revenues commencing upon product release and the subsequent recognition of deferred net revenues, in accordance with Statement of Financial Accounting Standard No. 86.

6.                                       In 2007, we inquired as to why you were not deferring revenue in connection with the online functionality of your games.  We asked you to justify your approach using Call of Duty 3 for the Xbox 360 console as an example.  In your response, you indicated that you had no continuing involvement in hosting, maintaining, or servicing the Xbox Live environment.  Further, you asserted that you had satisfied all obligations related to the game’s online play at the initial sale of the game.  In order for us to understand the evolution of your position regarding online functionality, tell us why you did not defer any revenue related to the Call of Duty 4 title on the PlayStation 3 console.  It is our understanding that developers, such as Infinity Ward, must maintain their own servers for purposes of hosting online play on this console.  If our understanding is correct, explain to us how you were able to conclude that you had no continuing involvement in hosting, maintaining, or servicing the online environment for this particular title.  In addition, tell us how you concluded that all obligations had been satisfied related to the game’s online play at the initial sale of the game.  If our understanding is not correct, please clarify.

Response:  The Company considered the criteria described in the response to the immediately preceding comment, and concluded that the online features and functionality provided by Call of Duty 4 were incidental and an inconsequential deliverable. The primary game-play experience of Call of Duty 4, the focus of our game development, and the marketing to targeted consumers were on the war setting, the graphics, the realism, and the combat action.  These four items were identified as the key contributors to the success of the game.  Our developer of this title, Infinity Ward, has not maintained servers for the purpose of hosting online play for the Call of Duty 4 title on the PlayStation 3 console. The hosting of online play is, instead, provided by the players themselves via “peer-to-peer” networking (whereby a user’s own PlayStation hosts game play), or by a separate server rented by a player(s) from an independent third-party provider.

In comparison, we have concluded that the deferral of revenue will be appropriate on Call of Duty 5 (Call of Duty: World at War) for the PlayStation 3, as well as the Xbox 360, and the PC (this title is scheduled to be released for the upcoming holiday season).  A significant portion of our development effort has been focused on the creation of a cooperative game-play mode (“co-op”) that enables multiple players (both online and offline) to compete as a team.  Additionally, in this mode, we plan to provide additional performance statistics tracking (beyond the existing capability of the Xbox Live environment) that will contribute to a player’s performance ranking and will result in additional features that can be accessed by a player based on their performance level.  Our planned marketing communications will focus on these additional features, which we believe will be significant to the customers’ overall game-play experience and a key component of the success of the game.  Accordingly, we have concluded that the online features of Call of Duty 5 (Call of Duty: World at War) for these platforms will constitute a separate service deliverable that is more than inconsequential.  Because we do not anticipate that we will have objective evidence of fair value for this service deliverable, all revenue for this title is expected to be deferred and recognized over the estimated service period.

7.                                       Please provide us with a comprehensive analysis of how Vivendi Games has evaluated the online functionality as it pertains to the non-subscription portion of their business.

Response:  Vivendi Games (“VG”) has historically evaluated the online functionality pertaining to the non-subscription portion of its business based on similar criteria as described above in the response to Comment #5. Please note, prior to July 9, 2008, VG was a wholly owned subsidiary of Vivendi S.A. (a publicly traded French media and entertainment company).  As U.S. GAAP stand-alone financial statements were prepared for VG for the purpose of inclusion in Activision’s proxy statement relating to the business combination between Activision and VG, and for anticipated subsequent reporting purposes, the online functionality of VG’s historical non-subscription business titles were also reviewed by the Company.  For the non-subscription portion of the VG business, some of VG’s software products provided limited online features at no additional cost to the consumer. Such features were considered to be incidental to the overall product offering and an inconsequential deliverable. In evaluating the online functionality of the non-subscription portion of its business, VG has considered the significance of the online functionality to the overall game-play experience, the anticipated customer expectation, the cost of development of the online features, and the extent of VG’s continuing involvement after the sale of the game.

Exhibits 31.1, 31.2 and 31.3

8.                                       We note that the lead sentence of the certifications includes the titles of the certifying officers.  Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31).  Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings.

Response: Beginning with the 10-Q for the period ended June 30, 2008 that was filed by the Company on August 8, 2008, the Company did not include, and in future filings the Company will not include, the title of the certifying officer in the lead-in sentence to the certifications required by Item 601(b)(31).

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Chief Legal Officer, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl

Thomas Tippl
Chief Financial Officer

cc:                                 Robert A. Kotick, Activision Blizzard, Inc.

George Rose, Esq., Activision Blizzard, Inc.

Rod J. Howard, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Rob Helmholz, PricewaterhouseCoopers LLP